Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and nine months ended September 30, 2021 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our annual report on Form 20-F for the year ended December 31, 2020.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview
We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises three clinical-stage product candidates, Cami, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and one preclinical product candidate, ADCT-701.
Our flagship product, ZYNLONTA, received approval by the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients with high-grade B-cell lymphoma and included patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a median duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
In addition, to further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. We are also enrolling a Phase 1/2 clinical trial of ZYNLONTA in combination with ibrutinib for the treatment of relapsed or refractory DLBCL or mantle cell lymphoma (“MCL”). In the Phase 1 portion of this clinical trial, as of March 1, 2021, the ZYNLONTA and ibrutinib combination showed a 66.7% ORR and a 37.5% CRR in non-germinal center B-cell (“non-GCB”) DLBCL patients, while maintaining a manageable tolerability profile in all patients. Based on the Phase 2 data to-date, we have amended the protocol to add an additional arm to evaluate the administration of ZYNLONTA with every cycle to compare safety and efficacy with the intermittent dosing of ZYNLONTA on the other arms in the study. In addition, the pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory follicular lymphoma (“FL”) is open for enrollment.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”), for which we completed enrollment in January 2021 and are currently in the 12-month follow-up stage of the trial. Patients had a median of six lines of prior systemic therapy. As of March 26, 2021, interim data from 101 evaluable patients showed a 66.3% ORR and a 27.7% CRR. No new safety signals were identified in the most recent data cut. Seven patients (6.0%) developed Guillain-Barre syndrome/polyradiculopathy, which is consistent with the incidence in the Phase 1 trial for Hodgkin lymphoma patients. We believe that this clinical trial, if successful, will support a BLA submission. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.
Recent Developments
European Medicines Agency (“EMA”) Validated ZYNLONTA Marketing Authorisation Application (“MAA”) and ZYNLONTA Received Orphan Drug Designation in Europe
On October 29, 2021, we announced the MAA for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the EMA. Validation of the application enables the evaluation process by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”) to begin. On September 13, 2021, we were granted Orphan Drug Designation in the European Union for ZYNLONTA. Orphan Drug Designation was granted by the European Commission based on a positive opinion issued by the EMA Committee for Orphan Medicinal Products.
First Patient Dosed in Phase 1 Trial of ADCT-901 in Advanced Solid Tumors
On September 27, 2021, we announced that the first patient was dosed in the Phase 1 clinical trial evaluating ADCT-901, targeting kidney associated antigen 1 (“KAAG1”), in patients with selected advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. ADCT-901 is composed of a humanized monoclonal antibody (“3A4”) directed against human KAAG1 conjugated through a cathepsin-cleavable linker to the PBD dimer SG3199, the same cytotoxin used in our lead product, ZYNLONTA. KAAG1 is an attractive, novel tumor target for ADCs expressed on the membrane of tumor cells, while its expression on healthy tissue is very limited. The open-label, dose-escalation and dose-expansion clinical trial will evaluate the safety, tolerability, pharmacokinetics, and antitumor activity of ADCT-901 as monotherapy in patients with selected advanced solid tumors.
First Patient Dosed in China with ZYNLONTA in Pivotal Phase 2 Trial in DLBCL
The first patient has been dosed with ZYNLONTA in a pivotal Phase 2 clinical trial in patients with relapsed or refractory DLBCL in China. This local pivotal study conducted by Overland ADCT BioPharma mirrors ADC Therapeutics’ Phase 2 LOTIS-2 trial that was the basis for FDA approval, and its results are intended to support the potential registration of ZYNLONTA in China.
Impact of the COVID-19 Pandemic
The COVID-19 pandemic has negatively impacted the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position for the remainder of 2021 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercial activities and other business operations. At this time, our employees have started meeting with investigators and site staff in person as allowed by institutions. This year, all national and large regional conferences and advisory boards have been virtual, but we plan to participate in person when such meetings can occur. We have also developed protocols to allow our employees to begin to return to certain office locations.
•Clinical Programs: To date we have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, we have seen some increase in the time to activate new sites for trials that are in the start-up phase, and site activation timelines should improve when the pandemic recedes in areas of the world where we are running our programs. We continue to work with sites to accelerate start-up activities, as delays in site activations may eventually impact the overall timelines and expenses of our trials. We continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials, as well as the supply of our clinical-stage product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
•Commercial Launch of ZYNLONTA: We have built our launch plans for ZYNLONTA specifically to mitigate to the best of our ability the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch and have been able to engage physicians virtually and by phone as well as face-to-face as local conditions allow. Face-to-face engagement is critical to our continued success in driving the growth of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA’s differentiated product profile. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
Recent Transactions
Financing Agreement with HealthCare Royalty Partners
On August 25, 2021, we entered into a purchase and sale agreement with entities managed by HealthCare Royalty Management, LLC (such entities, collectively, “HCR”). Under the agreement, we received gross proceeds of USD 225 million upon closing of the transaction and are eligible to receive additional payments of USD 75 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country, and USD 25 million upon the achievement of a low nine-digit worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales milestone for ZYNLONTA in 2022. Under the agreement, we are obligated to pay HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments we receive from licenses that we grant to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that we grant to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty we receive from such licenses. The total royalty payable to HCR is capped at 2.25 or 2.50 times the amount paid to us by HCR, based on the total royalty payments received by HCR by 2029. Once this cap is reached, our royalty obligation will terminate. Upon the occurrence of a change of control event with respect to us, we are obligated to pay HCR an amount equal to the cap, less any amounts we previously paid to HCR. If the change of control event occurs prior to the 36-month anniversary of the closing of the transaction, we are obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts we previously paid to HCR pursuant to the agreement. For additional information on the purchase and sale agreement, see our Report on Form 6-K filed with the Securities and Exchange Commission on August 26, 2021 and the full text of the agreement filed as Exhibit 99.1 to such Form 6-K. During the quarter ended September 30, 2021, we received gross proceeds of USD 225.0 million before deducting expenses of USD 7.0 million. See note 15, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements for further information.

Results of Operations
Comparison of the Three Months Ended September 30, 2021 and 2020
The following table summarizes our results of operations for the three months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
in KUSD	2021	2020 (1)	Change
Product revenues, net	13,147	—	13,147

Operating expense
Cost of product sales	(502)	—	(502)
Research and development expenses	(36,805)	(32,155)	(4,650)
Selling and marketing expenses	(17,045)	(6,116)	(10,929)
General and administrative expenses	(16,587)	(14,157)	(2,430)
Total operating expense	(70,939)	(52,428)	(18,511)
Loss from operations	(57,792)	(52,428)	(5,364)

Other (expense) income
Other (expense) income	(203)	145	(348)
Convertible loans, derivatives, change in fair value (expense) income	(6,943)	33,868	(40,811)
Share of results with joint venture	(2,210)	—	(2,210)
Financial income	16	163	(147)
Financial expense	(4,265)	(1,940)	(2,325)
Exchange differences loss	(7)	(139)	132
Total other (expense) income	(13,612)	32,097	(45,709)
Loss before taxes	(71,404)	(20,331)	(51,073)
Income tax (expense) benefit	(145)	3	(148)
Net loss	(71,549)	(20,328)	(51,221)
(1) Results of operations has been recast to conform S&M expenses to the current period presentation.
Notable items other than revenue from product sales impacting the results of operations for the three months ended September 30, 2021 and 2020 included:

		Three Months Ended September 30,
in KUSD	P&L Classification	2021	2020	Change
Share-based compensation	Research and development (“R&D”) expenses	4,311	2,654	1,657
Share-based compensation	Selling and marketing (“S&M”) expenses	2,432	1,020	1,412
Share-based compensation	General and administrative (“G&A”) expenses	8,055	7,314	741
Fair value adjustment of Facility Agreement derivatives	Convertible loans, derivatives, change in fair value expense (income)	6,943	(33,868)	40,811
Share of Overland ADCT BioPharma net loss	Share of results with joint venture	2,210	—	2,210
Accretion expense of deferred royalty obligation	Financial expense	1,246	—	1,246

Product revenues, net
On April 23, 2021, the Company received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. During the three months ended September 30, 2021, Product revenues, net were KUSD 13,147. Revenue is reduced for gross-to-net (“GTN”) sales adjustments consisting of government rebates, chargebacks, distributor service fees, other rebates and administrative fees and sales returns and allowances. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.
Cost of sales

Cost of product sales for the three months ended September 30, 2021 was KUSD 502, which primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. There was no Cost of product sales during 2020.

Prior to FDA approval of ZYNLONTA, we had commercial-grade drug product in stock with an inventory carrying value of zero. Upon approval, we capitalized inventory costs through the reversal of previously recorded impairment charges relating to the manufacture of ZYNLONTA. Furthermore, we will capitalize future costs associated with the ongoing manufacture of ZYNLONTA based on a number of factors, including the existence of inventory on hand and estimated demand, as well as expiration dating. See the R&D discussion below as well as note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information regarding the reversal of the previously recorded impairment charges.
R&D expenses
The following table summarizes our R&D expenses for the three months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
in KUSD	2021	2020	Change
External costs [1]	20,041	20,950	(909)
Employee expense [2]	16,764	11,205	5,559
R&D expenses	36,805	32,155	4,650
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 36.8 million for the three months ended September 30, 2021 from USD 32.2 million for the three months ended September 30, 2020, an increase of USD 4.7 million, or 14.5%. R&D expenses increased as we continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and new histologies, advance Cami to support a BLA submission and build our pipeline. As a result of these initiatives, employee expense increased to USD 16.8 million due to higher employee headcount, of which USD 4.3 million was related to share-based compensation expense. External costs decreased primarily as a result of lower chemistry, manufacturing and controls (“CMC”) expense for Cami and preclinical programs as various manufacturing activities to support clinical activities occurred in the prior year.

The following table summarizes our R&D expenses for our major development programs for the three months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
in KUSD	2021	2020	Change
ZYNLONTA	18,316	16,117	2,199
Cami	6,794	9,067	(2,273)
ADCT-602	601	480	121
ADCT-601	2,907	766	2,141
ADCT-901	2,119	2,262	(143)
Preclinical product candidates, research pipeline	3,513	2,119	1,394
Not allocated to specific programs	2,555	1,344	1,211
R&D expenses	36,805	32,155	4,650
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was primarily due to higher expenses associated with clinical trial activity as we began additional ZYNLONTA studies during 2021.
The decrease in R&D expenses related to Cami was primarily due to lower CMC and clinical expenses as various development activities to support ongoing clinical trial activity occurred during the three months ended September 30, 2020.
The increase in R&D expenses related to ADCT-601 was due to higher CMC expenses as we began to manufacture supply for clinical trials.
S&M expenses
The following table summarizes our S&M expenses for the three months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
in KUSD	2021	2020	Change
External costs	7,973	3,150	4,823
Employee expense [1]	9,072	2,966	6,106
S&M expenses	17,045	6,116	10,929

1 Includes share-based compensation expense
Our S&M expenses increased to USD 17.0 million for the three months ended September 30, 2021 from USD 6.1 million for the three months ended September 30, 2020, an increase of USD 10.9 million, or 178.7%. Employee expense increased primarily due to the recruitment of commercial employees for the commercial launch of ZYNLONTA. Employee expense was USD 9.1 million, of which USD 2.4 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees for the launch of ZYNLONTA.

G&A expenses
The following table summarizes our G&A expenses for the three months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
in KUSD	2021	2020	Change
External costs [1]	4,599	4,098	501
Employee expense [2]	11,988	10,059	1,929
G&A expenses	16,587	14,157	2,430
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 16.6 million for the three months ended September 30, 2021 from USD 14.2 million for the three months ended September 30, 2020, an increase of USD 2.4 million, or 17.2%, primarily due to higher employee expense as a result of an increase in headcount. Employee expense for the three months ended September 30, 2021 was USD 12.0 million, which included USD 8.1 million of share-based compensation expense.
Other (expense) income
The following table summarizes our other income for the three months ended September 30, 2021 and 2020:

	Three Months Ended September 30,
in KUSD	2021	2020	Change
Other (expense) income	(203)	145	(348)
Convertible loans, derivatives, change in fair value (expense) income	(6,943)	33,868	(40,811)
Share of results with joint venture	(2,210)	—	(2,210)
Financial income	16	163	(147)
Financial expense	(4,265)	(1,940)	(2,325)
Exchange differences loss	(7)	(139)	132
Total other (expense) income	(13,612)	32,097	(45,709)
Other (expense) income
We recognize as Other (expense) income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the three months ended September 30, 2021 and 2020, we recognized expense of KUSD 203 and income of KUSD 145 in Other income, respectively. The expense for the three months ended September 30, 2021 primarily related to the true-up of our eligible R&D expenditures as we finalized our 2020 tax return.
Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), we drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, we drew down the second tranche of convertible loans amounting to USD 50 million.
The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. Prior to drawing down, the obligation arising from the second tranche was accounted for as a derivative, remeasured at fair value at the end of each accounting period. In connection with the draw-down of the second tranche, we remeasured the fair value of the derivative immediately prior to the April 23, 2021 approval with any changes in the fair value recorded to the unaudited condensed consolidated interim statement of operations. Subsequently, we have accounted for the second tranche as two separate components: an embedded conversion option derivative and a loan, with the embedded conversion option feature being remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the unaudited condensed consolidated interim statement of operations. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Financial income
Our financial income decreased to KUSD 16 for the three months ended September 30, 2021 from KUSD 163 for the three months ended September 30, 2020. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.
Financial expense
Our financial expense increased to KUSD 4,265 for the three months ended September 30, 2021 from KUSD 1,940 for the three months ended September 30, 2020. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and the interest on the convertible loans, calculated at their respective implied effective interest rate, from May 19, 2020 for the first tranche and May 17, 2021 for the second tranche. Financial expense for the three months ended September 30, 2020 did not include any interest expense relating to the deferred royalty obligation with HCR or the second tranche of the convertible loans as both were entered into during 2021. These expenses are explained in note 15, “Deferred royalty obligation” and note 13, “Convertible loans”, respectively, to the unaudited condensed consolidated interim financial statements.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Unfavorable changes in foreign currencies resulted in loss of KUSD 7 for the three months ended September 30, 2021, as compared to loss of KUSD 139 for the three months ended September 30, 2020.
Income tax expense
Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Comparison of the Nine Months Ended September 30, 2021 and 2020
The following table summarizes our results of operations for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
in KUSD	2021	2020 (1)	Change
Product revenues, net	16,907	—	16,907

Operating expense
Cost of product sales	(623)	—	(623)
Research and development expenses	(115,510)	(93,480)	(22,030)
Selling and marketing expenses	(46,177)	(12,748)	(33,429)
General and administrative expenses	(53,536)	(35,034)	(18,502)
Total operating expense	(215,846)	(141,262)	(74,584)
Loss from operations	(198,939)	(141,262)	(57,677)

Other income (expense)
Other income	190	423	(233)
Convertible loans, derivatives, change in fair value income (expense)	16,279	(45,393)	61,672
Convertible loans, derivatives, transaction costs	(148)	(1,571)	1,423
Share of results with joint venture	(3,906)	—	(3,906)
Financial income	46	732	(686)
Financial expense	(8,820)	(2,879)	(5,941)
Exchange differences income (loss)	145	(210)	355
Total other income (expense)	3,786	(48,898)	52,684
Loss before taxes	(195,153)	(190,160)	(4,993)
Income tax expense	(492)	(201)	(291)
Net loss	(195,645)	(190,361)	(5,284)
(1) Results of operations has been recast to conform S&M expenses to the current period presentation.
Notable items other than revenue from product sales impacting the results of operations for the nine months ended September 30, 2021 and 2020 included:

		Nine Months Ended September 30,
in KUSD	P&L Classification	2021	2020	Change
Share-based compensation	R&D expenses	12,867	6,628	6,239
Share-based compensation	S&M expenses	7,114	1,993	5,121
Share-based compensation	G&A expenses	27,035	18,891	8,144
Fair value adjustment of Facility Agreement derivatives	Convertible loans, derivatives, change in fair value (income) expense	(16,279)	45,393	(61,672)
Transaction costs allocated to the second and first tranche derivatives, respectively	Convertible loans, derivatives, transaction costs	148	1,571	(1,423)
Share of Overland ADCT BioPharma net loss	Share of results with joint venture	3,906	—	3,906
Accretion expense of deferred royalty obligation	Financial expense	1,246	—	1,246

Product revenues, net

On April 23, 2021, the Company received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. During the nine months ended September 30, 2021, Product revenues, net were KUSD 16,907. Revenue is reduced for GTN sales adjustments consisting of government rebates, chargebacks, distributor service fees, other rebates and administrative fees and sales returns and allowances. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.
Cost of sales

Cost of product sales for the nine months ended September 30, 2021 was KUSD 623, which primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. There were no Cost of product sales during 2020.

Prior to FDA approval of ZYNLONTA, we had commercial-grade drug product in stock with an inventory carrying value of zero. Upon approval, we capitalized inventory costs through the reversal of previously recorded impairment charges relating to the manufacture of ZYNLONTA. Furthermore, we will capitalize future costs associated with the ongoing manufacture of ZYNLONTA based on a number of factors, including the existence of inventory on hand and estimated demand, as well as expiration dating. See the R&D discussion below as well as note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information regarding the reversal of the previously recorded impairment charges.
R&D expenses
The following table summarizes our R&D expenses for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
in KUSD	2021	2020	Change
External costs [1]	66,330	63,250	3,080
Employee expense [2]	49,180	30,230	18,950
R&D expenses	115,510	93,480	22,030
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 115.5 million for the nine months ended September 30, 2021 from USD 93.5 million for the nine months ended September 30, 2020, an increase of USD 22.0 million, or 23.6%. R&D expenses increased as we invested in programs to support the commercial launch of ZYNLONTA, continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build our pipeline. As a result of these initiatives, employee expense increased due to increased headcount and higher share-based compensation expense of USD 12.9 million. External costs increased primarily due to the advancement of our clinical trials associated with ZYNLONTA as new studies began. CMC expenses increased due to the commercial launch of ZYNLONTA and advancement of ADCT-601 clinical activities. As a result of FDA approval of ZYNLONTA, we reversed USD 7.0 million of previously recorded impairment charges during the nine months ended September 30, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information.

The following table summarizes our R&D expenses for our major development programs for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
in KUSD	2021	2020	Change
ZYNLONTA	57,477	43,870	13,607
Cami	25,435	28,722	(3,287)
ADCT-602	1,474	1,951	(477)
ADCT-601	9,024	3,166	5,858
ADCT-901	6,768	6,083	685
Preclinical product candidates, research pipeline	8,766	6,277	2,489
Not allocated to specific programs	6,566	3,411	3,155
R&D expenses	115,510	93,480	22,030
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was due to increased clinical activities as additional studies began and higher CMC expenses in advance of the launch of ZYNLONTA. Professional expenses also increased to support the launch of ZYNLONTA. As a result of FDA approval of ZYNLONTA, we reversed USD 7.0 million of previously recorded impairment charges relating to inventory costs incurred for the manufacture of product prior to FDA approval. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information.

The decrease in R&D expenses related to Cami was due to lower expenses related to clinical activities as various development activities to support ongoing clinical trial activity occurred during the nine months ended September 30, 2020.
The increase in R&D expenses related to ADCT-601 was primarily due to higher CMC expenses as we began to manufacture supply for clinical trials.
S&M expenses
The following table summarizes our S&M expenses for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
in KUSD	2021	2020	Change
External costs	18,989	6,995	11,994
Employee expense [1]	27,188	5,753	21,435
S&M expenses	46,177	12,748	33,429

1 Includes share-based compensation expense
Our S&M expenses increased to USD 46.2 million for the nine months ended September 30, 2021 from USD 12.7 million for the nine months ended September 30, 2020, an increase of USD 33.4 million, or 262.2%. Employee expense increased primarily due to the recruitment of commercial employees for the commercial launch of ZYNLONTA. Employee expense was

USD 27.2 million, of which USD 7.1 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees for the launch of ZYNLONTA.

G&A expenses
The following table summarizes our general and administrative expenses for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
in KUSD	2021	2020	Change
External costs [1]	15,204	8,654	6,550
Employee expense [2]	38,332	26,380	11,952
G&A expenses	53,536	35,034	18,502
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 53.5 million for the nine months ended September 30, 2021 from USD 35.0 million for the nine months ended September 30, 2020, an increase of USD 18.5 million, or 52.8%. G&A expenses increased primarily due to higher employee expense which included share-based compensation expense of USD 27.0 million. External costs increased primarily as a result of higher professional fees associated with being a public company.
Employee expense for the nine months ended September 30, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the nine months ended September 30, 2020 was USD 7.5 million, which is included in the share-based compensation expense noted above.
Other income (expense)
The following table summarizes our other income and expense for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
in KUSD	2021	2020	Change
Other income (expense)
Other income	190	423	(233)
Convertible loans, derivatives, change in fair value income (expense)	16,279	(45,393)	61,672
Convertible loans, derivatives, transaction costs	(148)	(1,571)	1,423
Share of results with joint venture	(3,906)	—	(3,906)
Financial income	46	732	(686)
Financial expense	(8,820)	(2,879)	(5,941)
Exchange differences income (loss)	145	(210)	355
Total other income (expense)	3,786	(48,898)	52,684
Other income
We recognize as Other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the nine months ended September 30, 2021 and 2020, we recognized income of KUSD 190 and KUSD 423 in Other income, respectively. The decrease in Other income primarily relates to the true-up of our eligible R&D expenditures as we finalized our 2020 tax return.

Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement with Deerfield we drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, we drew down the second tranche of convertible loans amounting to USD 50 million.
The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. Prior to drawing down, the obligation arising from the second tranche was accounted for as a derivative, remeasured at fair value at the end of each accounting period. In connection with the draw-down of the second tranche, we remeasured the fair value of the derivative immediately prior to the April 23, 2021 approval with any changes in the fair value recorded to the unaudited condensed consolidated interim statement of operations. Subsequently, we have accounted for the second tranche as two separate components: an embedded conversion option derivative and a loan, with the embedded conversion option feature being remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the unaudited condensed consolidated interim statement of operations. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Convertible loans, derivatives, transaction costs
As explained in note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements, transaction costs incurred on the issuance of the first and second tranches have been allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans have been deducted from the initial book value of the loans and will therefore be recognized over the life of the loans as part of the effective interest costs (see “Financial expense” below). The costs allocated to the embedded derivative feature of the first and second tranches have been recognized directly in the unaudited condensed consolidated interim statement of operations.
Financial income
Our financial income decreased to KUSD 46 for the nine months ended September 30, 2021 from KUSD 732 for the nine months ended September 30, 2020. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.
Financial expense
Our financial expense increased to KUSD 8,820 for the nine months ended September 30, 2021 from KUSD 2,879 for the nine months ended September 30, 2020. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate from May 19, 2020 for the first tranche and May 17, 2021 for the second tranche and accretion expense related to the deferred royalty obligation with HCR. Financial expense for the nine months ended September 30, 2020 did not include a full nine months of effective interest on the convertible loan relating to the first tranche as it was drawn down in May 2020. In addition, financial expense did not include any effective interest on the convertible loan relating to the second tranche as it was drawn down in May 2021 and any interest expense related to the deferred royalty obligation with HCR as it was entered into in August 2021. These expenses are explained in note 13, “Convertible loans” and note 15, “Deferred royalty obligation”, respectively, to the unaudited condensed consolidated interim financial statements.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable and unfavorable changes in foreign currencies resulted in income of KUSD 145 for the nine months ended September 30, 2021 as compared to a loss of KUSD 210 the nine months ended September 30, 2020, respectively.
Income tax expense
Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations and royalty financings. On August 25, 2021, we entered into a purchase and sale agreement with HCR for a capped royalty interest on ZYNLONTA and Cami for USD 225.0 million upon the closing of the agreement with an additional USD 100.0 million in potential milestone payments. During the quarter ended September 30, 2021, we received gross proceeds of USD 225.0 million before deducting expenses of USD 7.0 million. See note 15, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements for further information. As of September 30, 2021, we had cash and cash equivalents of USD 530.2 million. On May 17, 2021, we drew down USD 50.0 million of convertible loans relating to the second tranche under the Facility Agreement following our receipt of FDA approval for ZYNLONTA. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, and other operating expenses. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation with HCR. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA.
We plan to continue to fund our operating needs through the net proceeds of our public offerings, the Facility Agreement, revenues from the sale of ZYNLONTA, amounts received under the royalty purchase agreement with HCR and additional equity financings, debt financings and/or other forms of financing.
On June 4, 2021, we entered into an open market sale agreement with Jefferies, to sell our common shares from time to time through an ATM offering program. The ATM Facility provides us the opportunity to sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM Facility since the inception of the program.
We are also continuously engaged in discussions to establish value-maximizing strategic collaborations or licensing opportunities for clinical development and commercialization of ZYNLONTA and/or our product candidates in various geographical markets, such as those outside of the United States and Europe.
Cash Flows
Comparison of the Nine Months Ended September 30, 2021 and 2020
The following table summarizes our cash flows for the nine months ended September 30, 2021 and 2020:

(in KUSD)	Nine months ended September 30,
Net cash (used in) provided by:	2021	2020	Change
Operating activities	(171,747)	(117,035)	(54,712)
Investing activities	(5,843)	(2,035)	(3,808)
Financing activities	268,612	497,837	(229,225)
Net change in cash and cash equivalents	91,022	378,767	(287,745)
Net cash used in operating activities
Net cash used in operating activities increased to USD 171.7 million for the nine months ended September 30, 2021 from USD 117.0 million for the nine months ended September 30, 2020, an increase of USD 54.7 million, or 46.7%. The increase was primarily due to increased cash expenditure in the period related to operating expenses in advancing development of our pipeline and the commercial launch of ZYNLONTA.
Net cash used in investing activities
Net cash used in investing activities increased to USD 5.8 million for the nine months ended September 30, 2021 from USD 2.0 million for the nine months ended September 30, 2020, an increase of USD 3.8 million, or 187.1%. The increase was primarily due to increased capital expenditures during the nine months ended September 30, 2021 primarily relating to the build-out of our new R&D facility and intangible asset purchases during the nine months ended September 30, 2021. See note 10, “Intangible assets” to the unaudited condensed consolidated interim financial statements for further information.
Net cash provided by financing activities
Net cash provided by financing activities decreased to USD 268.6 million for the nine months ended September 30, 2021 compared to USD 497.8 million for the nine months ended September 30, 2020. The nine months ended September 30, 2021 included proceeds from the sale and purchase agreement associated with our deferred royalty obligation with HCR and the second tranche of convertible loans under the Facility Agreement. The nine months ended September 30, 2020 included proceeds from our initial public offering, follow-on offering and the first tranche of convertible loans under the Facility Agreement. See note 15, “Deferred royalty obligation” and note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Operating Capital Requirements
We expect our expenses, including S&M, manufacturing and distribution costs, to increase in connection with our ongoing activities, particularly as we commercialize ZYNLONTA, undertake confirmatory and other clinical trials for ZYNLONTA and continue the R&D of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. Accordingly, we may need to obtain additional funding in connection with our continuing operations. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F for the period ended December 31, 2020 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA.
JOBS Act
In April 2012, the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
As an emerging growth company, we also rely on other exemptions and reduced reporting requirements under the JOBS Act, including exemption from (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of USD 1.07 billion or more; (ii) December 31, 2025; (iii) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds USD 700.0 million as of the prior June 30th. As of June 30, 2021, which was the last business day of our most recently completed fiscal quarter, the market value of our common equity held by non-affiliates exceeded USD 700.0 million. Consequently, we will cease to be an emerging growth company no later than December 31, 2021, and we expect to qualify as a large accelerated filer as of that date. As a result, we expect that, as of December 31, 2021, we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal control over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.
Off-Balance Sheet Arrangements
As of September 30, 2021 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 10% increase (decrease) in our share price as of September 30, 2021. A hypothetical 10% increase (decrease) in our share price as of September 30,

2021 would have increased (decreased) the derivative values associated with the first tranche and second tranche by USD 5.3 million (USD 5.2 million) and USD 3.2 million (USD 3.5 million), respectively.
Critical Accounting Policies and Significant Judgments and Estimates
There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates”, other than those described in note 2, “Basis of presentation” and note 3, “Significant accounting policies” to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.
Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report on Form 6-K, in our Annual Report for the period ended December 31, 2020 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the Securities and Exchange Commission (the “SEC”), including the risk factors on Form 6-K filed with the SEC on August 3, 2021 and elsewhere in this discussion. and in other documents we file with or furnish to the SEC, including the following risk factor, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.
The purchase and sale agreement with HealthCare Royalty could adversely affect our ability to raise capital.
On August 25, 2021, we entered into a purchase and sale agreement with certain entities managed by HealthCare Royalty Management, LLC (such entities, collectively, “HealthCare Royalty”) for the sale of certain royalties on revenues generated from ZYNLONTA and Cami. The agreement contains certain restrictive covenants. For example, subject to certain exceptions, we cannot (i) sell, finance or borrow against any additional royalties on ZYNLONTA outside of China, Hong Kong, Macau, Taiwan, Singapore and South Korea, or on Cami, (ii) while we have indebtedness outstanding under our Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates, incur any new indebtedness, other than unsecured indebtedness not exceeding USD 125 million, or (iii) subsequent to repayment of our indebtedness under the Facility Agreement, incur indebtedness exceeding 20% of our market capitalization at the time of incurring indebtedness. In certain circumstances, we may also require HealthCare Royalty’s consent to grant an exclusive out-license of ZYNLONTA in the United States. These covenants could restrict our ability to obtain additional financing, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, upon the occurrence of a change-of-control event with respect to us, we are obligated to pay to HealthCare Royalty an amount equal to the cap under the agreement (or, if the change-of-control event occurs prior to the 36-month anniversary of the closing of the transaction, then an amount equal to 2.0 times the amount paid by HealthCare Royalty under the agreement), in each case, less any amounts we previously paid to HealthCare Royalty pursuant to the agreement. This provision may discourage, delay or otherwise prevent a change-of-control event by making us less attractive as a merger partner.
Cautionary Statement Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business and commercialization strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC, including the risk factors on Form 6-K filed with the SEC on June 1, 2021 and elsewhere in this discussion. These forward-looking statements include, among others:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our R&D programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), BLA, sBLA, marketing authorization application (“MAA”) and other regulatory submissions with the FDA, the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our products and product candidates;
•our plan for the commercialization of ZYNLONTA and, if approved, for Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and product candidates, if approved, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other approved products;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, revenues, capital requirements and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;

•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our ability to attract and retain qualified key management and technical personnel;
•our expectations regarding the effectiveness of our internal controls over financial reporting; and
•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our annual report on Form 20-F for the period ended December 31, 2020 entitled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC, including the risk factors on Form 6-K filed with the SEC on June 1, 2021, and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.